EXHIBIT 99.1

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Advantage Energy Income Fund (the "Trust") held June 27, 2008 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution appointing Computershare Trust Company of Canada as trustee of the Trust to hold office until the end of the next annual meeting	Resolution approved
2.	To fix the number of directors of Advantage Oil & Gas Ltd. at ten (10).	Resolution approved
3.

Ordinary resolution approving the election of ten (10) nominees to serve as directors of Advantage Oil & Gas Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Trust dated May 23, 2008 (the "Information Circular")

Resolution approved
4.

Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such

Resolution approved
5.	Ordinary resolution to amend the restricted unit incentive plan of the Trust as described in the Information Circular	71.73% in favour 28.27% against Resolution approved

Dated at Calgary, Alberta this 27th day of June, 2008.

ADVANTAGE ENERGY INCOME FUND

Per:	(Signed) "Jay P. Reid"
JAY P. REID
Corporate Secretary